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                                                                  Exhibit 99.A5f

Family Term Agreement - Children
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What does this agreement provide?

We will pay the death benefit shown for this agreement on page 1 of this policy upon receipt of proof satisfactory to us that an insured child died while under this agreement. As used in this agreement, "insured child" means any natural child, step-child, or legally adopted child of the insured, who is at least 14 days old, and who:

     (1) is named in the application for this agreement and on the date of that application has not attained his or her 18th birthday; or

     (2)  is born to the insured after the date of that application; or

     (3) is legally adopted by the insured after the date of that application but before the child's 18th birthday.

The insurance on each insured child is level term insurance which expires on that child's 25th birthday. The amount of life insurance on each insured child is shown on page 1 of this policy.

What is the cost for this agreement?

The additional annual premium for this agreement is shown on page 1 of the policy. Premiums for this agreement are payable until:

     (1)  the youngest insured child's 25th birthday; or

     (2)  the death of the last surviving insured child; or

     (3)  the death of the insured.

If the insured dies before termination of this agreement, the insurance then provided by this agreement will continue for the remainder of its term without payment of further premiums. Any premium payable on this policy after this agreement terminates will be reduced by the premium for this agreement.

Who will receive the proceeds from this agreement?

The death benefit will be paid to the beneficiary designated for this agreement, if living; otherwise to the legal spouse of the insured, if living; otherwise to the living person or persons then insured under this agreement, equally if more than one, or if none, the estate of the person at whose death payment is to be made.

When does this agreement terminate?

This agreement will terminate on:

     (1) the date any premium due for this policy remains unpaid at the end of the grace period; or


86-904 Family Term Agreement - Children                    Minnesota Mutual Life
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     (2)  the date this policy is continued as extended term insurance; or

     (3)  the date this policy is surrendered or terminated; or

     (4)  the date we receive a written request to cancel this agreement; or

     (5)  the date the youngest insured child attains age 25; or

     (6)  the date of death of the last surviving insured child.

Who will control this agreement at the insured's death?

At the death of the insured, the legal spouse of the insured will have complete control of this agreement. At the death of the legal spouse, or if the insured has no legal spouse, all rights will vest in each insured child with respect to the insurance then in force under this agreement on the life of each insured child.

Can this agreement be reinstated?

If the policy to which this agreement is attached is reinstated in accordance with its provisions, this agreement may also be reinstated. Evidence of insurability satisfactory to us will be required of all persons then eligible for insurance under this agreement. No benefits will be paid for the death of an insured child occurring after the expiration of the grace period on this policy and prior to the date of reinstatement.

Is there a suicide limitation?

If within two years from the effective date of this agreement, the insured dies by suicide, whether sane or insane, our liability under this agreement will be limited to the return of the amount of additional premiums paid for this agreement, and this agreement will then automatically terminate.

When does this agreement become incontestable?

Except for nonpayment of premium, this agreement will be incontestable after it has been in force during an insured child's lifetime for two years from the effective date of the agreement.

Will this agreement increase your policy values or dividends?

This agreement will not increase the policy values of this policy nor will it increase the dividends on this policy.

Can this insurance be converted to a new policy?

Upon termination of the insurance on an insured child, you may convert that insurance without evidence of insurability to a new policy on that child. Application for the new policy and payment of the first premium must be received at our home office within 31 days after the insurance terminates or expires.
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The new policy may be on any adjustable or variable-adjustable policy form which we then offer. Also, the new policy must be within the issue and amount limits for the plan. It will be issued as of the date of termination at the premium rate then used for the insured child's age on that date.

If the insurance on an insured child is converted prior to the child's 25th birthday, the amount of the new policy may not exceed the amount of that insurance. If the insurance on an insured child is converted within 30 days of the child's 25th birthday, the amount of the new policy may not exceed 5 times the amount of that insurance.

Evidence of insurability on the insured child satisfactory to us will not be required unless the new policy is to contain an additional benefit agreement. However, if this policy contains a waiver of premium agreement, a waiver of premium agreement may be included in the new policy without evidence of insurability. The waiver of premium agreement will not cover any disability of the insured child commencing before the policy date of the new policy.

If evidence of insurability is not required for the converted policy, we will waive any underwriting charge usually assessed on a variable adjustable policy.

This agreement is effective as of the policy date of this policy unless a different effective date is shown here.

/s/ John A. Clymer
President

/s/ Robert J. Hasling
Secretary